UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MSC.Software Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

553531104

(CUSIP Number)

Symphony Technology Group, LLC

2475 Hanover Street

Palo Alto, CA 94304

Attn: Chief Financial Officer

Telephone: (650) 935-9500

with copies to:

Steve L. Camahort

Shearman & Sterling LLP

525 Market Street

San Francisco, CA 94105

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553531104

1.	Names of Reporting Persons. Maximus Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496**
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553531104

1.	Names of Reporting Persons. Maximus Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496**
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553531104

1.	Names of Reporting Persons. STG UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496**
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553531104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STG III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496**
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 553531104

1.	Names of Reporting Persons. STG III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496**
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 553531104

1.	Names of Reporting Persons. STG III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496**
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 553531104

1.	Names of Reporting Persons. Dr. Romesh Wadhwani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496**
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) IN

**	See Item 5

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of MSC.Software Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2 MacArthur Place, Santa Ana, CA 92707.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Maximus Holdings Inc., a Delaware corporation (“Parent”), (2) Maximus Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (3) STG UGP, LLC, a Delaware limited liability company (“STG UGP”), (4) STG III GP, L.P., a Delaware limited partnership (“STG III GP”), (5) STG III, L.P., a Delaware limited partnership (“STG III”), (6) STG III-A, L.P., a Delaware limited partnership (“STG III-A”) and (7) Dr. Romesh Wadhwani (“Dr. Wadhwani”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto. Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the name, (b) the citizenship, (c) present principal occupation or employment and (d) name, principal business address of any corporation or other organization in which such employment is conducted, of each director and officer of Parent and Merger Sub (the “Managing Persons”)

(b) The business address for each of the Reporting Persons is 2475 Hanover Street, Palo Alto, CA 94304.

(c) The principal business of Parent is to serve as a holding company of the Issuer after the Merger (as defined below). Parent is directly held by each of STG III and STG III-A.

The principal business of Merger Sub is to serve as the merger subsidiary to effectuate the Merger (as defined below). Parent holds all of the common shares of Merger Sub.

The principal business of STG III and STG III-A is acting as a private investment fund engaged in purchasing, holding and selling investments for its own account.

The principal business of STG III GP is acting as sole general partner of STG III and STG III-A. The principal business of STG UGP is acting as the sole general partner of STG III GP. Dr. Wadhwani is the sole manager of STG UGP.

Dr. Wadhwani’s principal occupation is serving as the Chairman and Chief Executive Officer of Symphony Technology Group, LLC, and as the sole manager of STG UGP.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Parent, Merger Sub, STG UGP, STG III GP, STG III, and STG III-A is organized under the laws of the State of Delaware. Mr. Wadhwani is a United States citizen.

Item 3.	Source Amount of Funds or Other Consideration

On July 7, 2009, the Issuer, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Issuer (the “Merger”) and the Issuer will become a wholly-owned subsidiary of Parent. As described more fully below, Parent will be owned by STG III, STG III-A and the Elliott Entities (as defined below) at the time of the Merger. Pursuant to the Merger Agreement, the Issuer is required to have at least $143,000,000 in cash upon the consummation of the Merger, of which a certain amount needs to be held in United States accounts, and $109,250,000 of which has to be deposited with the exchange agent.

On July 7, 2009, STG III and STG III-A provided Parent with an Equity and Debt Commitment Letter (the “STG Commitment Letter”), pursuant to which STG III and STG III-A agreed to provide certain financing in connection with the Merger. Subject to the terms and conditions of the STG Commitment Letter, STG III and STG III-A severally and not jointly (based upon their respective Pro Rata Portions (as defined in the STG Commitment Letter)), agreed to contribute, or cause to be contributed, to Parent, at or prior to the consummation of the Merger, immediately available funds in the amount equal to $88,288,889 and $11,711,111, respectively, in exchange for the equity and debt securities described therein. The obligations of STG III and STG III-A to fund its respective commitments will expire on the terms and conditions set forth in the STG Commitment Letter.

In addition, on July 7, 2009, Elliott Associates, L.P. (“Elliott Associates”) and Elliott International, L.P. (“Elliott International”, and together with Elliott Associates the “Elliott Entities”) provided Parent with an Equity and Debt Commitment Letter (the “Elliott Commitment Letter”), pursuant to which the Elliott Entities agreed to provide certain financing in connection with the Merger. Subject to the terms and conditions of the Elliott Commitment Letter, Elliott Associates and Elliott International, severally and not jointly (based on their respective Pro Rata Portions (as defined in the Elliott Commitment Letter)), agreed to transfer, or cause to be transferred to Parent, at or prior to the consummation of the Merger: (a) 6,060,058 shares of Common Stock in the aggregate (as appropriately adjusted to take into account any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization); and (b) immediately available funds in an amount not to exceed $19,904,702.98 and $29,857,054.48, respectively, in exchange for the equity and debt securities described therein. The obligation of Elliott to fund its respective commitment will expire on the terms and conditions set forth in the Commitment Letter.

In addition, Wells Fargo Foothill, LLC and CapitalSource Bank (collectively, the “Lenders”) provided a Senior Secured Credit Facility Commitment Letter dated July 7, 2009 (the “Debt Commitment Letter”) to Symphony Technology Group, pursuant to which the Lenders, subject to the terms and conditions therein, committed to provide an aggregate of $65,000,000 in debt financing, which financing will be used for the purpose of funding a portion of the consideration payable in connection with the Merger, to pay certain fees and expenses of the Merger, and for general corporate purposes for the operation of the Issuer following the closing of the Merger.

The proceeds from the STG Commitment Letter, the Elliott Commitment Letter and the Debt Commitment Letter, together with the Issuer’s available cash at the closing of the Merger, will be used to fund the aggregate merger consideration and to pay all related fees and expenses.

The Voting Agreements (as defined below) described in Item 4 of this Schedule 13D were entered into by Parent and each of the Stockholders (as defined below), each of whom is an executive officer and/or director of the Issuer, and the Elliott Entities. The Stockholders and the Elliott Entities entered into their respective Voting Agreements as an inducement to Parent to enter into the Merger Agreement. Parent did not pay additional consideration to the Stockholders or the Elliott Entities in connection with the execution and delivery of their respective Voting Agreements and thus no funds were used for such purpose.

The foregoing descriptions of the Merger Agreement, the STG Commitment Letter, the Elliott Commitment Letter, the Debt Commitment Letter, the Voting Agreements and the Side Letter do not purport to be complete and are qualified in their entirety by reference to such agreements, each of which is incorporated by reference in its entirety into this Item 3. Copies of the Merger Agreement, the STG Commitment Letter, the Elliott Commitment Letter, the Debt Commitment Letter, the form of Director/Officer Voting Agreement, and the form of Stockholder Voting Agreement are filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, hereto.

Item 4.	Purpose of Transaction

This Schedule 13D is being filed in connection with the Merger Agreement and the Voting Agreements and the transactions contemplated thereby. The description of those agreements in Item 3, along with the descriptions of the STG Commitment Letter, the Elliott Commitment Letter, the Debt Commitment Letter and the Side Letter, are incorporated herein by reference.

Upon the consummation of the Merger, each outstanding share of Common Stock of the Issuer will be converted into the right to receive $7.63 in cash, without interest. All shares of Common Stock held by the Issuer (other than in an employee plan of the Issuer) or owned by Parent immediately prior to the effectuation of the Merger shall be cancelled, and no payment shall be made. All options to purchase shares of Common Stock (the “Stock Options”) granted under the Issuer’s 1991 Stock Option Plan, the 1998 Stock Option Plan, the 2001 Stock Option Plan, the Advanced Enterprise Solutions Program, the 2006 Performance Incentive Plan and certain non-plan option agreements (the “Company Stock Plans”) shall be converted into the right to receive an amount in cash determined by multiplying (i) the excess, if any, of $7.63 over the applicable exercise price of such option by (ii) the number of shares of Common Stock such holder could have acquired under such option (the “Conversion Right”). The Conversion Right shall be subject to the same terms and conditions as the related Stock Option, including the vesting and forfeiture provisions, except that the holder thereof shall be entitled to automatic settlement in cash of the vested portion of the Conversion Right in accordance with the original vesting schedule (including any terms related to automatic accelerated vesting) of the related Stock Option. To the extent that a Stock Option is vested as of, or vests upon the consummation of the Merger in accordance with its terms, Parent shall, or shall cause the Issuer, to settle the resulting vested Conversion Right promptly after the consummation of the Merger. All restricted stock units or performance stock units granted under the Company Stock Plans (each a “Company Stock Unit”) shall be converted into the right to receive $7.63 for each share of Common Stock the holder could have acquired under the terms of the Company Stock Unit immediately prior to the consummation of the Merger (the “Conversion Unit”). The Conversion Units shall be subject to the same terms and conditions as the Company Stock Unit, except that the holder shall be entitled to automatic settlement in cash of the vested portion of the Conversion Unit. To the extent that a Company Stock Unit is vested as of, or vests upon the consummation of the Merger in accordance with its terms, Parent shall, or shall cause the Issuer, to settle the resulting vested Conversion Unit promptly after the consummation of the Merger.

Following the consummation of the Merger pursuant to the terms of the Merger Agreement: (a) the Issuer shall be wholly-owned by Parent; (b) the Board of Directors of the Issuer shall consist of the Board of Directors of Merger Sub, which is expected to consist of six members including four individuals designated by Symphony Technology Group and/or its designated affiliate, one individual designated by the Elliott Entities, and the chief executive officer of the Issuer; (c) the certificate of incorporation and bylaws of the Issuer shall be amended in accordance with the Merger Agreement; and (d) the Issuer’s certificate of incorporation will provide for 100 shares of authorized Common Stock, par value $0.001 per share, 100 shares of which will be issued and outstanding and held by Parent.

Following the Merger, the Common Stock will no longer be listed on the Nasdaq Global Select Market, there will be no public market for the Common Stock and registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated.

Contemporaneously with the execution of the Merger Agreement and as an inducement to Parent to enter into the Merger Agreement, each of Ashfaq A. Munshi, Robert A. Schriesheim, Masood A. Jabbar, Donald Glickman, William F. Grun, Randolph H. Brinkley, Sam M. Auriemma, John A. Mongelluzzo and Amir Mobayen (the “Stockholders” or individually, a “Stockholder”), each of whom is an executive officer and/or director of the Issuer, entered into voting agreements with Parent (the “Director/Officer Voting Agreements”), and each of the Elliott Entities entered into voting agreements with Parent (the “Stockholder Voting Agreements” and together with the Director/Officer Voting Agreements, the “Voting Agreements”) pursuant to which each Stockholder and Elliott Entity agreed to vote in favor of the proposed Merger Agreement, in favor of each action contemplated by the Merger Agreement, in favor of any proposal or action that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Merger Agreement, against any proposal that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger, and against any Acquisition Proposal (as defined in the Merger Agreement). Pursuant to the Voting Agreements, the Stockholders and Elliott Entities also granted to Messrs. William Chisholm and Brad MacMillin a proxy to vote the Common Stock owned by them on any of the foregoing matters at any meeting of the stockholders of the Issuer and in any action by written consent of the stockholders of the Issuer. Pursuant to the Voting Agreements, each of the Elliott Entities and the Stockholders have also agreed (a) not transfer any of its shares of Common Stock or make any offer to transfer any of its shares of Common Stock, except for certain limited exceptions, and in which case the transferee of such stock agrees to be bound by the terms of the applicable Voting Agreement, and (b) deposit any of its shares of Common Stock in a voting trust, grant any proxy in respect of such shares, or enter into any Voting Agreement or similar understanding in a manner inconsistent with its obligations under its respective Voting Agreement. The Voting Agreements expire upon the earliest to occur of (i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated in accordance with its terms. In addition, each Stockholder Voting Agreement shall also expire upon the delivery of written notice of termination by the signatory of such Stockholder Voting Agreement to Parent, following any amendment to the Merger Agreement effected without the prior written consent of the Elliott Entities which would reduce or change the form of consideration to be paid in the Merger, increase the amount of the Parent Termination Fee (as defined in the Merger Agreement) or change in a manner adverse to Parent the circumstances under which the Parent Termination Fee is payable.

Elliott Associates, Elliott International, Parent, STG III and STG III-A, entered into an agreement dated as of July 7, 2009 (the “Side Letter”). Pursuant to the Side Letter, in the event that any payment obligations of Parent under Section 11.04(c) and 11.04(d) of the Merger Agreement are paid by Parent (or by STG III or STG III-A under the Limited Guarantee), Elliott Associates and Elliott International each, severally and not jointly, agrees to pay its Pro Rata Portion (as defined in the Side Letter) of such fees and/or expenses to Parent (or to STG III or STG III-A, if applicable). In the event that the Issuer pays the Company Termination Fee (as defined in the Merger Agreement), pursuant to the terms of the Side Letter Parent shall pay Manchester Securities Corp., a New York corporation wholly-owned by Elliott Associates, an amount equal to certain expenses incurred by the Elliott Entities and the Elliott Entities’ Pro Rata Portion (as defined in the Side Letter) of the Company Termination Fee, subject to the prior reimbursement of certain expenses of STG III, STG III-A and their affiliates and the payment of a portion of the Company Termination Fee to the Lenders.

The foregoing descriptions of the Merger Agreement, the Voting Agreements and the Side Letter do not purport to be complete and are qualified in their entirety by reference to such agreements, each of which is incorporated by reference in its entirety into this Item 4. Copies of the Merger Agreement, form of Director/Officer Voting Agreement, form of Stockholder Voting Agreement and Side Letter are filed as Exhibits 99.2, 99.6, 99.7 and 99.8, respectively hereto.

Item 5.	Interest in Securities of the Issuer

(a-b) The following disclosure assumes there are 45,517,868 shares of Common Stock outstanding, which the Issuer represented in the Merger Agreement to be the number of shares outstanding as of June 30, 2009. The following disclosure also assumes that the Stockholders and Elliott Entities beneficially own 7,526,496 shares of Common Stock, which is the number of shares of Common Stock, including shares of Common Stock issuable pursuant to Stock Options or Restricted Stock Units, the Stockholders and Elliott Entities represented they beneficially own in their respective Voting Agreements.

The Reporting Persons may be deemed to be a member of a group, within the meaning of Rule 13D-5 of the Exchange Act, with the Elliott Entities. Each Reporting Person disclaims membership in a group with the Elliott Entities, and this statement shall not be construed as an admission that any of the Reporting Persons is, for any and all purposes, a member of such group.

In addition, as a result of the Voting Agreements, the Reporting Persons may be deemed to beneficially own 7,526,496 shares of Common Stock beneficially owned by the Stockholders and the Elliott Entities collectively (which includes shares of Common Stock issuable pursuant to Stock Options or Restricted Stock Units the Stockholders and Elliott Entities represented they beneficially own in their respective Voting Agreements), which represents for the purposes of Rule 13d-3, promulgated under Exchange Act, 16.1 % of the issued and outstanding shares of Common Stock as of June 30, 2009 (assuming pursuant to Rule 13d-3 the exercise or conversion of the Stock Options and Restricted Stock Units the Stockholders and Elliott Entities represented they beneficially own in their respective Voting Agreements). The Reporting

Persons hereby disclaim beneficial ownership of any shares of Common Stock that may be beneficially owned by the Stockholders, the Elliott Entities, and their respective affiliates. Neither the filing of this statement or any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their affiliates is the beneficial owner of any shares of Common Stock for the purposes of Section 13(d) of the Exchange Act or for any other purpose or that the Reporting Persons have an obligation to file this statement.

Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any shares of Common Stock.

(c) Except as described in this Schedule 13D, no transactions in the Common Stock have been effected during the past 60 days by any Reporting Person.

(d) To the knowledge of the Reporting Persons, no other person besides the Stockholder and Elliott Entities and those person for whose shares of Common Stock the Stockholders and Elliott Entities report beneficial ownership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Except as set forth above, to the knowledge of the Reporting Persons, none of the Managing Persons has beneficial ownership of any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 3, 4 and 5 of this Statement are incorporated herein by reference.

Except for the agreements described in Items 3, 4 and 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document
99.1	Joint Filing Agreement, dated July 16, by and among Maximus Holdings Inc., Maximus Inc., STG UGP, LLC, STG III GP, L.P., STG III, L.P., STG III-A, L.P. and Dr. Romesh Wadhwani.

99.2	Agreement and Plan of Merger among MSC.Software Corporation, a Delaware corporation, Maximus Holdings Inc., a Delaware corporation, and Maximus Inc, a Delaware corporation, dated July 7, 2009.

99.3	Equity and Debt Commitment letter among STG III, L.P., a Delaware limited partnership, STG III-A, L.P., a Delaware limited partnership, and Maximus Holdings Inc., a Delaware corporation, dated July 7, 2009.

99.4	Equity and Debt Commitment letter among Elliott Associates, L.P., a Delaware limited partnership, Elliott International, L.P., a Cayman Islands limited partnership, and Maximus Holdings Inc., a Delaware corporation, dated July 7, 2009.

99.5	Debt Commitment Letter among Wells Fargo Foothill, LLC, CapitalSource Bank and Symphony Technology Group, dated July 7, 2009.

99.6	Form Director/Officer Voting Agreement

99.7	Form Stockholder Voting Agreement

99.8	Agreement among Maximus Holdings Inc., STG III, L.P., STG III-A, L.P., Elliott Associates, L.P., and Elliott International, L.P., dated July 7, 2009.

99.9	Power of Attorney granted by STG UGP, LLC

99.10	Power of Attorney granted by STG III GP, L.P.

99.11	Power of Attorney granted by STG III, L.P.

99.12	Power of Attorney granted by STG III-A, L.P.

99.13	Power of Attorney granted by Dr. Romesh Wadhwani

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2009

MAXIMUS HOLDINGS INC.

By:	/s/ Brad MacMillin
Name:	Brad MacMillin
Title:	Secretary

MAXIMUS INC.

By:	/s/ Brad MacMillin
Name:	Brad MacMillin
Title:	Secretary

STG UGP, LLC

By:	/s/ Brad MacMillin
Name:	Brad MacMillin
Title:	Authorized Person*

STG III GP, L.P.
By:	STG UGP, LLC, its general partner

By:	/s/ Brad MacMillin
Name:	Brad MacMillin
Title:	Authorized Person*

STG III, L.P.
By:	STG III GP, L.P., its general partner
By:	STG UGP, LLC, its general partner

By:	/s/ Brad MacMillin
Name:	Brad MacMillin
Title:	Authorized Person*

*	See attached Powers of Attorney

STG III-A, L.P.
By:	STG III GP, L.P., its general partner
By:	STG UGP, LLC, its general partner

By:	/s/ Brad MacMillin
Name:	Brad MacMillin
Title:	Authorized Person*

DR. ROMESH WADHWANI

By:	/s/ Brad MacMillin
Name:	Brad MacMillin
Title:	Authorized Person*

*	See attached Powers of Attorney

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the directors and officers of Maximus Holdings Inc. and Maximus Inc. are set forth below. If no address is given, the director or officer principal business address is 2475 Hanover Street, Palo Alto, California 94304. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Symphony Technology Group, LLC.

Name and Business Address	Principal Occupation	Citizenship
William F. Chisholm	Managing Director	United States
John T. Treadwell	Principal	United States
Brad MacMillin	Chief Financial Officer	United States